

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

Mr. Kevin J. McNamara
Chief Executive Officer
Chemed Corporation
2600 Chemed Center, 255 East Fifth Street
Cincinnati, Ohio 45202

>   **Re: Chemed Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 001-08351**

Dear Mr. McNamara:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1. We note the discussion of your debt covenants on pages 14 and 39 of your Annual Report, including a reference to "certain restrictive financial covenants, in addition to non-financial covenants, including maximum leverage ratios, minimum fixed charge coverage and consolidated net worth ratios, limits on operating leases and minimum asset value limits." In future filings revise to quantify the material covenants and provide narrative disclosure addressing the degree to which you are in compliance with the covenant thresholds. Please provide draft disclosure.

Item 15 Exhibits and Financial Statement Schedule

2. We note that you have not included all of the exhibits or schedules to Exhibit 10.34 and Exhibit 10.35. Please confirm that you will file a complete copy of each exhibit with your next Exchange Act periodic report.

Definitive Proxy Statement on Schedule 14A

General

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your apparent conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Nominees

4. Please confirm that in future filings you will, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure. See Item 401(e)(1) of Regulation S-K. Please provide draft disclosure.

Amount of Each Element of Compensation; Role of Peer Groups…

5. We note the statement that the committee "determined that the level and balance of the Company's compensation between fixed and variable incentive compensation were appropriate considering the relative performance of the Company as compared with the peer group." You also indicate that actual fixed and variable compensation was "comparable to" and "above the" peer group levels. Please revise future filings to provide further clarifying disclosure of the degree to which compensation falls outside any targeted range. Please provide draft disclosure or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Damon Colbert at (202) 551-3581 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director